ELECTROVAYA INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual and special meeting (the "Meeting") of shareholders of Electrovaya Inc. (the "Corporation") will be held at the offices of the Corporation located at 6688 Kitimat Road, Mississauga, Ontario, on Friday, March 24, 2023 at 4:00 p.m. (Toronto time) for the purposes of:

(a) receiving and considering the financial statements of the Corporation for the fiscal year ended September 30, 2022 and the report of the auditors thereon;

(b) appointing Goodman & Associates LLP as the auditors of the Corporation for the next year and authorizing the Board of Directors of the Corporation to fix their remuneration;

(c) electing directors;

(d) considering and, if deemed advisable, approving, a special resolution authorizing the Board to amend the articles of the Corporation, the filing and implementation of which articles of amendment shall be entirely at the discretion of the Board of Directors, the effect of which amendment would be to consolidate the Corporation's issued and outstanding common shares on the basis of one new common share for up to every five pre-consolidation common shares, or such lower consolidation ratio as the Board may in the future determine and as may be accepted by the Toronto Stock Exchange, as more particularly described in the accompanying management information circular; and

(e) transacting such other business as may properly come before the Meeting or any adjournment thereof.

Proxies are being solicited by the Board of Directors and Management of the Corporation. Holders of common shares of the Corporation are entitled to vote at the Meeting either in person or by proxy in accordance with the provisions of the Business Corporations Act (Ontario). If you are unable to be present at the Meeting, please date and sign the attached form of proxy and return it to TSX Trust Company (Canada), P.O. Box 721, Agincourt, Ontario M1S 0A1 in the self-addressed envelope provided for that purpose, prior to 4:00 p.m. (Toronto Time), on or before Wednesday, March 22, 2023 (or if the Meeting is adjourned or postponed, on the last business day prior to the date of the adjourned or postponed Meeting) or deposit it with the Chairman of the Meeting. You may also send it by fax to 416-368-2502 or 1-866-781-3111 (toll free within North America) or by email at proxyvote@tmx.com.

However, notwithstanding the foregoing, we urge you to sign, date and return the enclosed form of proxy by Wednesday, March 22, 2023 to assist us in preparing for the meeting.

DATED at Toronto, this 21st day of February, 2023.

By Order of the Board of Directors
"Sankar Das Gupta"

Name: Sankar Das Gupta Title: Executive Chairman